Exhibit 99.1

FORM 51-102F3
Material Change Report

MATERIAL CHANGE REPORT UNDER
SECTION 7.1 OF NATIONAL INSTRUMENT NO. 51-102 AND
SECTION 5.2 OF MULTILATERAL INSTRUMENT NO. 61-101

Item 1.	Reporting Issuer

Alexco Resource Corp. (the “Company”)
Suite 1225, Two Bentall Centre
555 Burrard Street, Box 216
Vancouver, British Columbia
V7X 1M9

Item 2.	Date of Material Change

February 14, 2020

Item 3.	Press Releases

February 18, 2020

Item 4.	Summary of Material Change

The Company completed the sale of shares of its subsidiary, Alexco Environmental Group Holdings Inc. (“AEG”), to AEG’s executive management for a purchase price of C$13.35 million.

Item 5.	Full Description of Material Change

The Company completed the sale of all of the issued and outstanding shares of AEG to 1236788 B.C. Ltd., a company led by AEG President Jim Harrington (the “Purchaser”), for a purchase price of C$13.35 million (the “Transaction”). The Purchaser paid C$12 million in cash at the time of closing of the Transaction, C$100,000 as a deposit, and the balance of C$1.25 million was paid by means of a promissory note that matures on February 14, 2021. AEG operates the environmental remediation business of the Company.

The Company retained ownership of its subsidiary Elsa Reclamation & Development Company (“ERDC”) and will execute the clean-up of historical mines in the Keno Hill Silver District (the “District”) under its existing contractual arrangement with the Government of Canada. As part of the sale of AEG, the Company also entered into a Master Services Agreement with AEG whereby AEG will continue to provide professional and technical expertise and support to the Company and ERDC for work in the District.

The purpose of the Transaction was for the Company to divest itself of a business (environmental reclamation) unrelated to the core business of the Company, (being explorational development of mineral resource properties).

The Transaction is considered a “related party transaction” under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) as one of the principals of the Purchaser (Jim Harrington, AEG President) was an officer of the Company at the time of the Transaction, and a portion of the financing for the Purchaser was provided by a company who has a director in common with the Company (Michael Winn, EMX Royalty Corporation). The Transaction will not affect the percentage of the securities of the Company, or the securities of an affiliated entity of the Company, beneficially owned or controlled by either Mr. Harrington or Mr. Winn.

The Company formed a special committee of independent directors (the “Special Committee”) who supervised the negotiation of the definitive agreements and investigated alternatives to the Transaction.

Pursuant to Section 5.5(a) and 5.7(1)(a) of MI 61-101, the Company is exempt from obtaining a formal valuation and approval of the Company’s minority shareholders because the fair market value of the consideration payable to the Company is less than 25% of the Company’s market capitalization for purposes of MI 61-101. The Special Committee reviewed independent analysis on value from third parties as part of its assessment of the Transaction. The Special Committee unanimously recommended approval of the Transaction to the Company’s board of directors (the “Board”). The Transaction was then approved by the members of the Board other than Michael Winn, who abstained from voting on the approval of the Transaction and related matters.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

Michael Clark, Chief Financial Officer

Item 9.	Date of Report

February 24, 2020